Filed by ResortQuest International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Registration Statement No.: 333-108890

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by ResortQuest on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

Presentation to Morgan Keegan, Inc.

On September 30, 2003, management of Gaylord made a presentation to Morgan Keegan, Inc. The following is a series of slides used by Gaylord management in the presentation.

Gaylord Entertainment Company Presentation to Morgan Keegan, Inc. September 30, 2003 ^ Memphis, Tennessee defined by our differences

The information contained in this slide presentation is summary information that is intended to be considered in the context of SEC filings and other public announcements made by Gaylord Entertainment (the "Company"), by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this slide presentation, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of reports or documents with the SEC, through press releases or through other public disclosure. This slide presentation contains statements as to the Company's beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, business levels at the Company's hotels, the ability to successfully complete potential divestitures, and the ability to consummate the financing for new developments. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by the Company with the Securities and Exchange Commission. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

Overview of Gaylord Entertainment

Strategic transformation $330 million assets sold Media & Entertainment Hospitality April 2001 Today Non-Core

Gaylord Hotels - overview Gaylord Hotels is the only lodging brand focused solely on the large group meetings segment of the hospitality industry market estimated to be $102 billion (1) our core customers are meeting planners who service large groups (200+ peak room nights) We provide custom-tailored solutions for our customers' unique needs Our customers often have a rotational pattern, as they change the location of their meetings around the country from year to year We will continue to win the long-term loyalty of our customers and further strengthen our sustainable competitive advantages (1) Convention Industry Council (2001).

Gaylord Hotels - brand development Superior Product Superior Service Entertaining Environment Customers: Meeting Planners & Attendees Sustainable Advantage Brand Development Superior Knowledge & Relationships Customer behavior drives our brand development

Gaylord Hotels - large group focus Group Non-Group East 82 18 82% of our business comes from group business; 19% of groups generate 87% of group room nights Note: Information based on 2002 occupancy. 82% Group 18% Non-Group Total Room Nights 1046 Star (600+) Target (201-599) Exec. Mtgs. (10-200) 121 129 1046 17% 70% 13% Groups Group Room Nights Room Nights Room Nights

Gaylord Hotels - customer characteristics The booking characteristics of our customers provide revenue visibility and stability Average Booking Window 49% 11% 18% 22% Customer Segmentation Association Corporate Other Group Leisure 0 1 2 3 4 5 YEARS 4.2 2.5 2.1 Note: Information based on current bookings for all future periods. Note: Information based on current bookings for all future periods.

Gaylord Hotels - expansion Satisfaction = Loyalty = Rotation = Growth San Diego, CA Phoenix, AZ Dallas, TX Washington, D.C Orlando, FL Nashville, TN Top convention markets* Existing site Under construction ? ? ? ? ? ? ? ? ? ? ? Los Angeles, CA Las Vegas, NV ? San Francisco, CA Chicago, IL Atlanta, GA New York, NY * Association and corporate top cities. Source: 2002 Meetings Market Report.

Customer satisfaction improved... Measure customer satisfaction through an outside firm Guest satisfaction ratings increased dramatically in 2002, based on percentage of top-rated scores Overall satisfaction -- 78% (3Q01) to 84% (2Q03) Price/value -- 64% (3Q01) to 77% (2Q03) Guest satisfaction incentive bonus paid in 3Q02, 4Q02 and 1Q03

....which led to strong 2002 bookings (thousands) Room nights booked (1) 1999 2000 2001 2002 2003E Nashville 710 480 475 675 0 Palms 200 580 250 275 0 Texas 40 110 -25 250 0 Est. Low 0 0 0 0 1100 Est. High 0 0 0 0 200 (1) For all future periods.

Gaylord Hotels - prospect inventory Roomnights Prospect room nights

Gaylord Hotels - rotation bookings 2002 multi-property Star account bookings as a percentage of total Star account bookings. 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 East 0.295 0.308 0.366 0.586 0.196 0.37 29.5% 30.8% 36.6% 58.6% Rotation bookings (1) 19.6% 37.0%

Gaylord Hotels - product scale Guest rooms Convention & meeting space Restaurants Gaylord Opryland Nashville 2,881 600,000 sq. ft. 12 (1) Gaylord Palms Florida 1,406 400,000 sq. ft. 3 Gaylord Opryland Texas 1,511 400,000 sq. ft. 4 Our hotels are large and nationally-recognized. Unique entertainment options inside each property are supplemented by local destination appeal (1) Includes 6 fast food restaurants in the property's food court (1) Includes 6 fast food restaurants in the property's food court

Gaylord Hotels - properties Gaylord Hotels - properties Paint.Picture Gaylord Opryland Nashville Indoor atriums / entertainment Gaylord Palms State-of-the-art meeting facilities Gaylord Opryland Texas

Nashville attractions Nashville attractions

Despite the environment, our RevPAR index has improved dramatically... 2Q2002 Gaylord Hotels RevPAR Index (1) Palms Nashville 2Q02 0.979 0.913 2Q03 1.209 0.994 Gaylord Hotels RevPAR as a percentage of the average RevPAR of those hotels within each properties' respective competitive set. Source: Smith Travel Research

....as has our hospitality segment profitability ($ millions) (1) EBITDA and EBITDA margin are used in this presentation because Gaylord believes they allow for a more complete analysis of operating performance by presenting an analysis of operations separate from the earnings impact of capital transactions and because they provide an additional measure of our ability to service debt, fund capital expenditures and grow our business. A reconciliation of these items to operating income is provided on page 42.

Gaylord Hotels - financing strategies As Gaylord Hotels continues to mature, we will evaluate ways to unlock capital from our real estate holdings to accelerate growth Recycle capital invested in real estate Increase return on invested capital Move to joint-venture / management fee model Utilize cash from non-core asset sales to fund future growth Return on invested capital threshold = 12% IRR (after-tax, unlevered)

Grand Ole Opry - overview An American icon with a 75+ year heritage as the cornerstone of country music Nationally and internationally renowned brand with extraordinary awareness and imagery 70 million "Country Lifestyle" consumers in the United States Opportunity to strategically position the brand and capitalize on its elasticity Non capital-intensive growth engine for Gaylord Non capital-intensive growth engine for Gaylord

Grand Ole Opry - brand awareness West 85% Midwest 89% South 83% Northeast 78% The Grand Ole Opry is among the most widely recognized "Country Lifestyle" brands in the United States

Grand Ole Opry - brand imagery Consumers describe the Grand Ole Opry with overwhelmingly positive attributes Base: Those who were at least somewhat familiar with the Grand Ole Opry; numbers reflect percentage of those who felt the attributes described the Opry "very well" or "well". Source: FutureBrand July, 2002 81 82 84 84 85 90 96 0% 20% 40% 60% 80% 100% Legendary All-American High quality Traditional Original Fun Authentic

Grand Ole Opry - brand development Core Proposition Value to artists/ record labels Artist demand for appearance High quality content Increased brand value Distribution

The building blocks have been established through alliances with distribution partners Grand Ole Opry - distribution Cable Television (US) reaches 25 million consumers Cable Television (Canada) reaches 8 million consumers Terrestrial Radio (FM/AM) 205 stations; 2 million weekly cume Terrestrial Radio (FM) 33 markets Terrestrial Radio (FM) reaches 0.8 million consumers; military bases Terrestrial Radio (AM, internet) 33 states and parts of Canada; internet stream Satellite Radio reaches 0.2 million consumers

Brand Extension Apparel Audio Video Touring Shows Cruises Collectibles Communicate Owned & Operated Businesses ResortQuest Gaylord Hotels Attractions Core Proposition Value to artists/ record labels Artist demand for appearance High quality content Increased brand value Distribution

Non-core assets Bass Pro Shops Nashville Predators Various real estate 19.0% 12.8% Ownership

Overview of operating/financial metrics

Total RevPAR drives operating margins Note: Example case is for discussion purposes only. Assumes only Palms and Opryland Nashville rooms are in service. Business mix and operating margins are indicative of Gaylord Hotels business model but are not indications of historical or future operating performance.

EBITDA sensitivity 10,000 room nights = $1.5 1 occupancy point = $2.3 $1 ADR = $1.1 1% increase in EBITDA margin = $3.6 Note: Assumes only Palms and Opryland Nashville in operation. $150 average ADR, $150 F&B and other revenue and 50% average margin. EBITDA is sensitive to changes in certain operating metrics ($ millions)

Financial transformation LTM 2Q02 (1) LTM 2Q03 (1) Revenues $346.1 $429.5 EBITDA (3) 39.8 69.0 % margin (3) 11.5% 16.1% Total debt $403.2 $470.7 Net debt (2) 312.9 297.9 Net debt / EBITDA 7.9x 4.3x (1) Last twelve months ended. (2) Defined as total debt less cash and equivalents of $172.9 million and $90.3 million, respectively, for 2Q03 and 2Q02. (3) EBITDA and EBITDA margin are used in this presentation because Gaylord believes they allow for a more complete analysis of operating performance by presenting an analysis of operations separate from the earnings impact of capital transactions and because they provide an additional measure of our ability to service debt, fund capital expenditures and grow our business. A reconciliation of these items to operating income is provided on page 41. ($ millions)

Anticipated benefits Provide Gaylord significant growth with limited capital expenditure Vacation home management industry favorable characteristics large and growing market fragmented market with "mom-and-pop" competition Build unique demand delivery system through Gaylord's millions of hospitality and entertainment customers Leverage Gaylord's brand expertise Provide ResortQuest access to development capital Realize cost saving synergies public company costs efficient corporate practices Increase public float of the pro forma company Win / win for both companies' shareholders stock-for-stock transaction

Gaylord customer interface

ResortQuest International
Relax

The significant volume of customers associated with our various businesses gives us the ability to capitalize on tremendous cross-selling activity into ResortQuest properties

Stimulate demand at ResortQuest

Gaylord Opryland Nashville (TN)
- 1.2 million guests / year

Gaylord Palms (FL)
- 600,000+ guests / year
- Upscale customer base with more disposable income
- Orlando market

Bass Pro Shops
- 19.1% ownership interest in company
- Large customer database (3 million)
- Customers generally have active lifestyle

Gaylord Opryland Texas (TX)
- 600,000+ guests / year
- Dallas market

Grand Ole Opry media exposure
- Most widely known platform for Country music in the world
- Millions of weekly listeners
- Distribution:
  - Great American Country (25 million reach)
  - Westwood One FM syndication (205 stations)
  - Armed Forces Radio
  - Sirius Satellite Radio
  - Audiences in Opry House
  - WSM-AM

WSM-AM
- Large listener base
- Channel reaches 32 states and parts of Canada each night

Strategic alliances
- Significant co-branded marketing programs
- Major alliances include Coca-Cola, Visa, American Express, American Airlines, Southwest Airlines, AT&T, BellSouth, Cingular, Hertz, Office Depot, etc.

35

"Country Lifestyle" consumers Because of cross-overs, approximately 30 percent of "Country Lifestyle" consumers indicate they have stayed in rental accommodations more than once in the past 2 years Source: Future Brand, 2002 Survey. Source: Future Brand, 2002 Survey.

Financial impact of brand maturity There is a significant opportunity for EBITDA growth as market share escalates and margin improves (1) Assumed for illustrative purposes. Analysis assumes the industry reaches $12 billion in gross lodging revenue over the next five years. (2) Potential RZT management fee revenue assuming 35% management fee. (3) Shows EBITDA performance at varying levels of EBITDA margin.

Vision for the future AM, cable, satellite distribution complete FM distribution limited Limited product set 3 - 5 Years Tomorrow Today Non-Core 3 property platform Invested own capital to prove business model Significant real estate ownership Extensive customer relationships Non-Core Assets Monetized Distribution network complete Broad product set and licensing relationships Extended property platform Capital partner relationships for growth Unlock capital from real estate holdings Leverage customer relationships for product improvements / extensions Dominant brand in the vacation property management industry Integrated marketing plan with rest of Gaylord businesses of Gaylord businesses

Guidance Gaylord Hotels FY2003 RevPAR 4% to 7% growth FY2003 capex $230 to $240 million 3Q03 RevPAR -3% growth 3Q03 revenue $95 to $98 million 3Q03 EBITDA margin 10% range 3Q03 capex $55 to $70 million 4Q03 RevPAR -2% growth FY2004 RevPAR (1) estimated to be flat FY2005-07 RevPAR (1) high single-digit growth each year ResortQuest FY2003 revenue $150 - $155 million FY2003 EBITDA margin 12% range (1) Based on current booking trends and assuming no significant economic recovery.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest intend to file a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders' meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest plan to mail the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus will contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations. Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord's stockholders and ResortQuest's stockholders. Information concerning Gaylord's directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest's directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website, Gaylord and ResortQuest using the contact information above.

Gaylord financial reconciliation (1) Last twelve months, as of 2Q03.

Gaylord financial reconciliation (1) Last twelve months, as of 2Q03.

Q&A